NEWS RELEASE
November 3, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Appoints VP Engineering / Environmental and VP Exploration

Vancouver, November 3, 2008 – Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) is pleased to announce the appointment of Mr. Alva L. Kuestermeyer as its Vice President, Engineering / Environmental and the promotion Mr. Rich Eliason to Vice President, Exploration.

Mr. Kuestermeyer has over 35 years of operational and consulting experience in the minerals industry specifically in project management, mineral processing, extractive metallurgy, market analysis and project economics. He joins Tournigan after spending four years at SRK Consulting (U.S.), Inc. in Denver, CO, as its Principal Metallurgical Engineer / Mineral Economist. His work has included numerous consulting assignments for uranium, base and precious metals, ferroalloys, non-ferrous and industrial mineral projects world-wide. Projects have included engineering studies, due diligence, mergers, acquisitions, valuations, project economics, cost modeling, and market analysis. Previously, he worked at ASARCO, Dames & Moore, Behre Dolbear, PAH and SRK. He has a B.S. in Metallurgical Engineering and an M.S. in Mineral Economics.

As Vice President, Engineering / Environmental, Mr. Kuestermeyer will be responsible for overseeing engineering and environmental aspects of Tournigan’s projects, including the advancement of the Kuriskova and Novoveska Huta uranium projects towards feasibility and production. He will also play a major role in Tournigan’s ongoing social, community relations and communications programs alongside the company’s Country Director in Slovakia, Dr. Boris Bartalsky.

Mr. Eliason was formerly Chief Geologist of the company (see news release dated September 10, 2008). As Vice President, Exploration he will now be a member of Tournigan’s senior management while overseeing all of the company’s exploration activities.

About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe. The company has focused its development and obtained licenses in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

                    "Dusty Nicol"
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com